

GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700



03022460

20 May 2003

The United States Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Exemption File 82-5204

New GKN PLC

SUPPL

Dear Sir,

GKN plc – Directors' Interests in Shares

For your information I enclose a copy of the above.


SEC MAIL
PROCESSING
RECEIVED
JUN 02 2003
WASH. D.C.
155
SECTION

Yours faithfully,

David Pavey
Assistant Company Secretary


PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

Enc.

COMPLIANCE/SEC/COR/notification of press release

Announcement by GKN plc

Directors' Interests in Shares

GKN plc (the 'Company') was informed on Monday 19th May 2003, that the following Directors of the Company had 50p ordinary shares of the Company purchased on their behalf on 16th May 2003.

The shares were purchased under the GKN Dividend Reinvestment Plan in respect of the final dividend for the year ended 31st December 2002 at a price of 208.7p per share:

Director	Number of Shares purchased	Total holding following this notification
Mr. R. W. Etches	2,300	66,091
Mr. R. J. Clowes	1,950	60,455
Mr. I. R. Griffiths	3,559	102,275

Grey Denham
Secretary

19th May 2003

